SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:  June 2009

Commission File Number:  000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE

(Exact name of registrant as specified in its charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Material Change Report dated June 15, 2009

99.2	Support Agreement dated June 11, 2009

99.3	Expense Reimbursement Agreement dated June 11, 2009

99.4	APMI Guarantee dated June 11, 2009

99.5	APIF Guarantee dated June 11, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 15, 2009

HYDROGENICS CORPORATION

By:	/s/ Lawrence E. Davis
Name: Lawrence E. Davis
Title: Chief Financial Officer